May 6, 2019

Rustin Welton
Chief Financial Officer
Kontoor Brands, Inc.
400 N. Elm Street
Greensboro, North Carolina

       Re: Kontoor Brands, Inc.
           Registration Statement on Form 10
           Filed April 1, 2019
           File No. 001-38854

Dear Mr. Welton:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Beverages,
Apparel and
                                                          Mining
cc:    Deanna Kirkpatrick, Esq.